Exhibit 99.1

Brookfield Infrastructure Partners' Unitholders Approve Investment by Brookfield Asset Management

All Dollar References Are in U.S. Dollars Unless Noted Otherwise

HAMILTON, BERMUDA--(Marketwire - November 16, 2009) - Brookfield Infrastructure Partners L.P. (the "Partnership", along with its related entities, "Brookfield Infrastructure") (NYSE: BIP) (TSX: BIP.UN) today announced that at a special meeting of unitholders of the Partnership held today, minority unitholders approved, by approximately 97% of the votes cast, an additional investment by Brookfield Asset Management Inc. and its affiliates ("Brookfield") in Brookfield Infrastructure (the "Brookfield Investment"). As a result, Brookfield Infrastructure will issue approximately $285 million of additional redeemable partnership units and general partner units to Brookfield, allowing Brookfield to maintain its approximate 41% interest in Brookfield Infrastructure, following the Partnership's recently completed public offering. The proceeds will be used by Brookfield Infrastructure to finance, in part, its participation in the previously announced transaction involving the restructuring and recapitalization of Babcock & Brown Infrastructure, which is expected to close on November 20, 2009.

Following the Brookfield Investment, Brookfield Infrastructure will have approximately 63.2 million limited partnership units, 42.5 million redeemable partnership units and 1.0 million general partner units outstanding.

Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership's units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit the Partnership's website at www.brookfieldinfrastructure.com.

Note: This news release contains statements regarding the additional investment to be made by Brookfield Asset Management and the expected closing date of the recapitalization of BBI that constitute forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "expected", "stable", "tend", "seeks" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include the ability to effectively complete the Recapitalization including the ability to satisfy all conditions of closing, general economic conditions in the United States and elsewhere, which may impact the markets for timber, the market for electricity transmission in Chile and related regulatory developments, the fact that success of the Partnership is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under "Risk Factors" in the Partnership's most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For more information, please contact:
Investors:
Michael Botha
Senior Vice President, Finance
Brookfield Asset Management Inc.
Tel: 416-359-7871
Email: mbotha@brookfield.com